FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For August 29, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X         Form 40-F
                           _____                  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes            No    X
                            _____          _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Press release dated August 11, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 29, 2003
                                                  ARM HOLDINGS PLC.


                                                  By:  /s/Tim Score
                                                  Name: Tim Score
                                                  Title: Chief Financial Officer

Key message points for journalists and analysts:

o ARM and Axis agree to develop integrated verification flow for ARM cores and PrimeXsys Platforms

o Axis to deliver single, optimized product to support full verification of all ARM hardware and software models

o Axis to integrate ARM IP into its XOC verification platform, providing further verification support for ARM PrimeXsys Platform licensees


                AXIS SYSTEMS AND ARM TO DEVELOP FULLY INTEGRATED,
                         SYSTEM-LEVEL VERIFICATION FLOW

      Three-Year Agreement to Add ARM Functionality to Axis' XoC Platform; ARM PrimeXsys Platform Licensees to Benefit from Axis XoC Verification

SUNNYVALE, CALIF. AND CAMBRIDGE UK -- Aug. 11, 2003 -- Axis Systems, Inc., the market and technology leader in Design Team Emulation, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced the two companies have signed an agreement to develop a fully integrated, system-level verification flow for ARM(R) cores and the ARM PrimeXsys(TM) Platform. The flow will be optimized for acceleration and emulation through Axis, who will deliver all levels of verification in a single product that supports ARM hardware and software models. The flow will be used by design teams to fully validate their system-on-chip
(SoC) designs and speed their time-to-market.

Through this agreement, which builds upon the existing relationship between the two companies, Axis will further integrate the ARM leading technologies and cores into its XoC(TM) platform for the embedded market, a complete verification system for ARM microprocessor-based designs, from block-level testing through application software. Axis will also be joining the ARM PrimeXsys Community Program, bringing the power of XoC platform verification to PrimeXsys Platform licensees, offering them a simple, complete verification solution for the PrimeXsys Platforms.

"Embedded designs are becoming increasingly complex due to increased use of both hardware and software, which is growing the gap between design and verification," said Steve Wang, co-founder of Axis Systems. "The ARM methodology and platform-based designs enable us to address this through their high performance, lower system cost, and increasing proliferation. This new partnership with ARM enables us to help our customers solve their design challenges."

"A comprehensive verification flow is important to our Partners, because the growing size and complexity of SoC designs render many traditional point-tool verification inadequate," said Noel Hurley, EDA Relations manager, ARM. "Now that the ARM PrimeXsys Platform, which offers a unifying software development environment, will be coupled with the Axis XoC platform, we will be able to better address our Partners' verification and co-simulation needs and make fast, cost-efficient system design emulation a reality."

The Axis XoC platform for the embedded market is an all-inclusive, unified system that reduces communications overhead and eliminates time-intensive integration efforts for design teams. With XoC designers can verify at multiple levels of abstraction including gates, RTL and behavioral. XoC enables the smooth transition between all nine different operating modes to support block level testing, directed test generation, random test generation, initialization test software, diagnostic test software, in-circuit interface testing, device drivers, RTOS porting and application software. It also features a Co-Verification Debugger that creates a common communication environment between hardware and software teams through AMBA(TM) transactions. It enables software designers to verify code functionality, before silicon, without having to learn hardware verification methodologies.

The integration of the ARM leading technology--including its Cycle-Callable Model (CCM), FPGA Soft Macrocell Models (SMM) based on RealView(R) Logic Tiles, and the RealView range of software debuggers-- into the XoC platform, creates an even more streamlined flow for design teams. The ARM CCM is the most flexible and highest performance software model for simulation acceleration, and its new SSM is the highest performance ARM hardware model for emulation. The RealView Logic Tile is the basic building block for the SMM, it helps developers build prototypes more quickly than point solution FPGA boards, and includes IP security features. Axis is the first company to fully integrate, deliver and support the SSM, CCM and software debuggers in its product, bringing more powerful functionality to the XoC platform.

Availability
The Axis XoC platform for ARM processors, which includes Axis' patented ReConfigurable Computing Technology (RCC), Co-Verification Debugger, Xtreme(R) emulation system, hardware/software co-verification and in-circuit emulation models for the ARM7(TM) core, ARM9(TM) core, ARM10(TM) core and ARM11(TM) core families, transaction-level API, and a synthesizable model interface that supports AMBA testbench development in a single kernel system--is available now through Axis Systems. The Axis XoC platform with Integrator(TM) Logic Tile, CCM and software debuggers will be available to beta customers in August 2003. For more information, visit www.AxisSystems.com or www.arm.com.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Axis Systems
Axis Systems, Inc., offers high-performance verification systems for the hardware and software development of complex electronic system and system-on-a-chip designs. Axis' products help increase confidence in new designs, improve overall verification productivity and shorten time to market. On a single system and with one design database, Axis' patented ReConfigurable Computing (RCC) technology provides software simulation, accelerated simulation, system emulation and hardware/software co-verification. Customers include the world's leading graphics, networking, multimedia, and processor companies. Axis is headquartered at 209 E. Java Drive, Sunnyvale, CA 94089. To learn more about Axis, visit www.AxisSystems.com.

                                      ENDS

Xtreme and Xcite are registered trademarks and XoC and Xpert are trademarks of Axis Systems, Inc.

ARM and RealView are registered trademarks of ARM Limited. ARM7, ARM9, ARM10, ARM11, PrimeXsys, Integrator and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

For more information, contact:

Lori Kate Calise
Axis Systems
408-716-1554
LK@AxisSystems.com

Jen Bernier
Armstrong Kendall, Inc.
415-824-1026
jen@akipr.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

ARM PR AGENCIES; PLEASE ADD CONTACT DETAILS